SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG houston LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

March 13, 2013

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:       Post-Effective Amendment No. 282 to the Registration Statement
on Form N-1A of BlackRock Funds (the “Trust”) relating to the
BlackRock Disciplined Small Cap Core Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 282 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Disciplined Small Cap Core Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on March 13, 2013.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 6, 2013 regarding the Trust’s Post-Effective Amendment No. 256 to its Registration Statement filed with the Commission on December 17, 2012 for the purpose of

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

March 13, 2013

registering a new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus

Comment 1: Please provide a completed Fee Table and Expense Example to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table was provided supplementally to the Staff on March 7, 2013.

Comment 2: The Staff continues to object to the first footnote regarding the CDSC payable under certain circumstances upon the redemption of Investor A Shares.

Response: The Trust respectfully declines to delete footnote 1 to the Fee Table. The Trust refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Global SmallCap Fund, Inc. (File Nos. 033-63399 and 811-07171) by Willkie Farr & Gallagher LLP, which discusses the Trust’s rationale for continuing to include footnote 1 to the Fee Table.

Prospectus: Principal Investment Strategies of the Fund

Comment 3: In “Principal Investment Strategies of the Fund”, there does not appear to be an explanation of what “disciplined” means as used in the Fund’s name. Please provide the Staff with proposed draft disclosure prior to making a filing pursuant to Rule 485(b).

Response: The section “Details About the Fund – How the Fund Invests – Investment Process” has been revised to clarify what the Fund means by “disciplined” as follows:

The Fund seeks to pursue its investment objective by investing in small cap securities in a disciplined manner, by using proprietary return forecast models that incorporate quantitative analysis. These forecast models are designed to identify aspects of mispricing across stocks which the Fund can seek to capture by over- and under-weighting particular equities while seeking to control incremental risk. The Fund’s manager then constructs and rebalances the portfolio by integrating its investment insights with the model-based optimization process.

March 13, 2013

Comment 4: In light of the July 30, 2010 letter from Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to the Investment Company Institute, the Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, the disclosure concerning the principal risks of the Fund should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. Generic disclosure, either brief or overly detailed should be avoided.

Response: The Trust has reviewed the disclosure contained in the Fund’s prospectus regarding the Fund’s proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment 5: Please explain how the asset coverage for derivatives is calculated, including for credit default swaps and total return swaps, if such instruments will be utilized by the Fund. (See generally Release No. IC-10666, April 18, 1979). Please note that the Commission may, in the future, issue additional guidance regarding total return swaps, and such guidance may impact the coverage amount requirement and affect the Fund’s use of total return swaps and derivatives in general.

Response: As currently disclosed, the Fund intends to use certain derivative instruments as set forth in the Prospectus. The Fund intends to value derivatives using the fair market value, which will either be the mark to market value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Trust’s Board of Trustees. The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding total return swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Fund’s use of derivatives.

Prospectus: Prior Performance of BlackRock

Comment 6: As currently disclosed in the “Management of the Fund – Prior Performance of BlackRock” section of the prospectus, prior performance is provided for one comparable fund. Please provide the Staff with the basis upon which the information is being provided. Also please confirm that this is the only fund or account that is similar to the Fund. The Fund should represent to the Staff that there are no other funds or accounts substantially similar to the Fund or explain why some funds or accounts are not included. Please provide this information to the

March 13, 2013

Staff prior to making the next filing under Rule 485(b) and at that time also provide the prior performance data.

Response: The prior performance information for the co-mingled trust fund (the “CTF Fund”) is included in reliance on a series of no-action letters permitting such disclosure in an open-end fund’s prospectus. For example, in a no-action letter issued to Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996), the Commission agreed not to recommend enforcement action if a mutual fund included in its prospectus certain of the adviser’s private account performance information, provided that such information was not presented in a misleading manner and did not obscure or impede understanding of information that is required to be included in the prospectus.

The performance of the CTF Fund was selected because its investment objectives, policies and strategies are substantially similar in all material respects to those expected to be employed by BlackRock in managing the Fund. Although there are other accounts which BlackRock manages in a similar manner, the Fund has chosen to include only the prior performance of the CTF Fund because it is managed in a manner that most closely resembles how the Fund is expected to be managed and because the prior performance of the other similarly managed accounts is comparable to that of the CTF Fund and would provide no additional information that the Fund believes an investor would find helpful.

Statement of Additional Information

Comment 7: The Staff notes that the Fund’s fundamental investment restrictions include that the Fund may not
“[c]oncentrate its investments in a particular industry, as that term is used in the Investment Company Act.” The Staff suggests that the Fund revise fundamental investment restriction 1 to state that the Fund may not “[c]oncentrate its investments in a particular industry, as that term is used in the Investment Company Act or as it may be interpreted from time to time by the staff of the Commission.”

Response: The Trust respectfully declines to make the suggested change. As discussed, disclosure regarding the Staff interpretations of “concentration” is included within the “Notations Regarding the Fund’s Fundamental Investment Restrictions” subsection on page I-4 of the Statement of Additional Information. The Trust believes that this is the appropriate place for this disclosure.

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

March 13, 2013

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,
/s/ Ellen W. Harris
Ellen W. Harris

cc:	Benjamin Archibald
John A. MacKinnon